U.S. COMMERCIAL CORP., S.A. DE C.V. 03 MAY -5 7:21

May 2nd, 2002

Securities and Exchange Comission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Reference. U.S. Commercial Corp., S.A. de C.V.
File Number 82-34669

Enclosed, find the unaudited non consolidated financial statements as of march 31, 2003 and 2002 for U.S. COMMERCIAL CORP., S.A. DE C.V.

This statements are the traslated versions wich are sent every quarter to the Bolsa Mexicana de Valores, S.A. de C.V. (BMV).

Included are:

Balance sheet, income statement, statement of changes in financial position, breakdown of main concepts, ratios and data per share.

The following information is also sent to the BMV:

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements.


03022063

Sincerely,

Lic. Alejandro Archundia Becerra
Attorney in fact

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **1** YEAR: **2003**
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 31 OF MARCH OF 2003** AND **2002** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. QUINTIN H. BOTAS HERNANDEZ
APODERADO

C.P. JOSE LUIS OCAÑA CASTRO

MEXICO, D.F., AT APRIL 29 OF 2003

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: **1** Year: **2003**

U.S. COMMERCIAL CORP., S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2003 AND 2002

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**4,063,418**	**100**	**5,563,002**	**100**
2	**CURRENT ASSETS**	**267,751**	**7**	**1,490,174**	**27**
3	CASH AND SHORT-TERM INVESTMENTS	218,429	5	1,475,060	27
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	48,956	1	0	0
6	INVENTORIES	0	0	0	0
7	OTHER CURRENT ASSETS	366	0	15,114	0
8	**LONG-TERM**	**3,795,667**	**93**	**4,071,167**	**73**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	3,795,667	93	4,071,167	73
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**0**	**0**	**0**	**0**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	0	0	0	0
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**0**	**0**	**1,661**	**0**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**11,804**	**100**	**3,596**	**100**
21	**CURRENT LIABILITIES**	**11,804**	**100**	**3,596**	**100**
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	11,804	100	3,596	100
26	OTHER CURRENT LIABILITIES	0	0	0	0
27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**0**	**0**	**0**	**0**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**4,051,614**	**100**	**5,559,406**	**100**
36	**CONTRIBUTED CAPITAL**	**3,334,354**	**82**	**2,467,754**	**44**
37	PAID-IN CAPITAL STOCK (NOMINAL)	352,391	9	330,874	6
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,891,657	47	1,539,280	28
39	PREMIUM ON SALES OF SHARES	1,090,306	27	597,600	11
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**717,260**	**18**	**3,091,652**	**56**
42	RETAINED EARNINGS AND CAPITAL RESERVE	(791,550)	(20)	368,579	7
43	REPURCHASE FUND OF SHARES	1,313,370	32	1,607,725	29
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	270,087	7	1,115,962	20
45	NET INCOME FOR THE YEAR	(74,647)	(2)	(614)	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **1** YEAR: **2003**

U.S. COMMERCIAL CORP., S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**218,429**	**100**	**1,475,060**	**100**
46	CASH	621	0	41	0
47	SHORT-TERM INVESTMENTS	217,808	100	1,475,019	100
18	**DEFERRED ASSETS (NET)**	**0**	**100**	**1,661**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	1,661	100
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**11,804**	**100**	**3,596**	**100**
52	FOREING CURRENCY LIABILITIES	0	0	0	0
53	MEXICAN PESOS LIABILITIES	11,804	100	3,596	100
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**0**	**100**	**0**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	0	0	0	0
27	**LONG-TERM LIABILITIES**	**0**	**100**	**0**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**0**	**100**	**0**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	0	0	0	0
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**270,087**	**100**	**1,115,962**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	270,087	100	1,115,962	100

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **1** YEAR: **2003**

U.S. COMMERCIAL CORP., S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	255,947	1,486,578
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	0	0
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	920,589,142	890,250,000
78	REPURCHASED SHARES (*)	81,244,634	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **1** YEAR: **2003**

U.S. COMMERCIAL CORP., S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**0**	**100**	**0**	**100**
2	COST OF SALES	0	0	0	0
3	**GROSS INCOME**	**0**	**0**	**0**	**0**
4	OPERATING	0	0	0	0
5	**OPERATING INCOME**	**0**	**0**	**0**	**0**
6	TOTAL FINANCING COST	(35,908)	0	26,827	0
7	**INCOME AFTER FINANCING COST**	**35,908**	**0**	**(26,827)**	**0**
8	OTHER FINANCIAL OPERATIONS	(4,527)	0	(27,886)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**40,435**	**0**	**1,059**	**0**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	15,127	0	(1,294)	0
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**25,308**	**0**	**2,353**	**0**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(99,955)	0	(2,967)	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**(74,647)**	**0**	**(614)**	**0**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(74,647)**	**0**	**(614)**	**0**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(74,647)**	**0**	**(614)**	**0**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **1** YEAR: **2003**
U.S. COMMERCIAL CORP., S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**0**	**100**	**0**	**100**
21	DOMESTIC		0	0	0
22	FOREIGN		0	0	0
23	TRANSLATED INTO DOLLARS (***)		0	0	0
6	**TOTAL FINANCING COST**	**(35,908)**	**100**	**26,827**	**100**
24	INTEREST PAID	127	0	21	0
25	EXCHANGE LOSSES	12,188	34	70,386	262
26	INTEREST EARNED	17,825	50	8,620	32
27	EXCHANGE PROFITS	40,708	113	55,128	205
28	GAIN DUE TO MONETARY POSITION	10,310	29	20,168	75
8	**OTHER FINANCIAL OPERATIONS**	**(4,527)**	**100**	**(27,886)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	17,097	378	(24,803)	(89)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(21,624)	(478)	(3,083)	(11)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**15,127**	**100**	**(1,294)**	**100**
32	INCOME TAX	21,596	143	0	0
33	DEFERED INCOME TAX	(6,469)	(43)	(1,294)	(100)
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM**
U.S. COMMERCIAL CORP., S.A. DE C.V.

QUARTER: **1** YEAR **2003**

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	1	1
37	NET INCOME OF THE YEAR	63,198	(3,474)
38	NET SALES (**)	0	0
39	OPERATION INCOME (**)	1	1
41	NET CONSOLIDATED INCOME (**)	(2,227,999)	(73,431)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **1** YEAR: **2003**
U.S. COMMERCIAL CORP., S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**(74,647)**	**(614)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	93,486	(2,967)
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**18,839**	**(3,581)**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	18,428	(10,040)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**37,267**	**(13,621)**
6	CASH FLOW FROM EXTERNAL FINANCING	0	0
7	CASH FLOW FROM INTERNAL FINANCING	(25,401)	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(25,401)**	**0**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(598,609)**	**4,658**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(586,743)	(8,963)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	805,172	1,484,023
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	218,429	1,475,060

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **1** YEAR: **2003**
U.S. COMMERCIAL CORP., S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**93,486**	**(2,967)**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	0	0
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	93,486	(2,967)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**18,428**	**(10,040)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	0	0
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	0
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	13,710	(12,421)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(4,061)	0
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	8,779	2,381
6	**CASH FLOW FROM EXTERNAL FINANCING**	**0**	**0**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	
25	+ DIVIDEND RECEIVED	0	
26	+ OTHER FINANCING	0	
27	(-) BANK FINANCING AMORTIZATION	0	
28	(-) STOCK MARKET AMORTIZATION	0	
29	(-) OTHER FINANCING AMORTIZATION	0	
7	**CASH FLOW FROM INTERNAL FINANCING**	**(25,401)**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(2,266)	
31	(-) DIVIDENS PAID	0	
32	+ PREMIUM ON SALE OF SHARES	(23,135)	
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(598,609)**	**4,658**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(584,662)	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	0	0
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(13,947)	4,658

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** QUARTER: **1** YEAR: **2003**
U.S. COMMERCIAL CORP., S.A. DE C.V.

RATIONS

RATIOS
NON CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	0.00	%	0.00	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(54.99)	%	(1.32)	%
3	NET INCOME TO TOTAL ASSETS (**)	(54.83)	%	(1.32)	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	13.81	%	3,284.69	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.00	times	0.00	times
7	NET SALES TO FIXED ASSETS (**)	0.00	times	0.00	times
8	INVENTORIES ROTATION (**)	0.00	times	0.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	0	days	0	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00	%	0.00	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	0.29	%	0.06	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.00	times	0.00	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	0.00	%	0.00	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	0.00	times	0.00	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.00	times	0.00	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	22.68	times	414.40	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	22.68	times	414.40	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	22.68	times	414.40	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	1,850.47	%	41,019.47	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	0.00	%	0.00	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	0.00	%	0.00	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	293.44	times	(648.62)	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00	%	0.00	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	0.00	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	0.00	%	0.00	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM**
U.S. COMMERCIAL CORP., S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (2.43)	$ (0.08)
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ (2.43)	$ (0.08)
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 4.40	$ 6.24
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.95 times	0.00 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(1.73) times	0.00 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.